Exhibit 99.1

National and Selected Office Market Overviews

Younan Properties, Inc.

April 2010

by:
Caroline Green
Amber Schiada
Jeremiah Lee
Melinda Gilbert

Rosen Consulting Group
1995 University Avenue
Suite 550
Berkeley, CA 94704
510 549-4510
510 849-1209 fax

www.rosenconsulting.com

© 2010 Rosen Consulting Group

National Office Market Overview
Rosen Consulting Group (RCG) believes that the U.S. economy has emerged from the recession and is poised to enter a recovery phase in 2010. Prior economic cycles have indicated that growth in gross domestic product, or GDP, is followed by growth in employment levels. Employment growth increases demand for office space, which translates into occupancy gains and reductions in tenant concessions. After four consecutive quarters of negative growth, U.S. GDP increased at a rate of 2.2% in the third quarter and 5.6% in the fourth quarter of 2009. RCG predicts that real GDP growth will increase to 2.2% in 2010, accelerating to an average annual pace of 2.3% from 2011 to 2014.
Employment trends within office-using sectors reversed course late in 2009. Between December 2008 and December 2009, nearly 1.2 million office-using jobs were eliminated; however, in the last three months of 2009, more than 136,000 jobs were created, according to preliminary data from the Bureau of Labor Statistics, or BLS. Job creation in the office-using professional and business services sector drove this trend. We expect that office-using employment growth will increase from 0.5% in 2010 to average 1.3% annually from 2011 to 2014.
National office market fundamentals deteriorated in 2008 and into 2009, due to the lagged effects of the recession, based on overall reduced demand for space. The impact of large-scale lay-offs, office closings and other corporate cost-cutting measures produced significant vacancies in nearly all markets across the country, with the national office occupancy rate declining to 82.3% as of the fourth quarter of 2009. It is RCG’s view that the national market office is nearing bottom. An economic recovery with growth in office using employment will drive improved office market fundamentals including positive absorption and rental rate growth in the near future. RCG believes that the national office occupancy rate will begin to increase in late 2010, reaching 84.8% by 2014.
Rental rate growth and increases in occupancy driven by improving economic fundamentals should be sustainable in part due to the suppression of new supply. The recent economic downturn has significantly slowed the development of new office space with a virtual shutdown of the development pipeline and a slowing rate of sublease space returning to market. The development pipeline for office properties remained closed for much of the year with few projects breaking ground in 2009. Many construction projects have been put on hold indefinitely or cancelled in the middle of development. Approximately 52.5 million square feet of office space was delivered in 2009, as compared to more than 66.0 million square feet in 2008. Put-in-place construction fell further to a seasonally-adjusted annual rate of $28.0 billion in the fourth quarter of 2009, the lowest level since 1995. Anecdotal evidence suggests that return requirements for new construction have increased substantially since the onset of the financial crisis, requiring higher rent levels before new supply becomes economically feasible. Moreover, construction financing for purely speculative properties is currently difficult to obtain, and we expect that this will remain unchanged in the near term.
© 2010 Rosen Consulting Group, LLC

We believe that the low level of construction in the near term should allow for an extended period of improving commercial real estate fundamentals and sustainable rental rate growth later in the forecast period due to job creation and innovation in industries such as technology, life sciences and renewable energy. RCG expects that tenant demand will return to normal and occupancy levels and rental rates will stabilize in 2011 with more substantial improvement expected through 2014.
Texas State Economy
Texas is poised for economic growth above and beyond the national average during the next five years due to its business-friendly environment, diversified economy in a strategic location, positive job outlook, favorable population growth and relatively stable housing market. The Texas economy has remained comparatively robust throughout the current national recession, with significantly fewer job losses than those experienced in most other states. Texas entered the current recession almost a year later than the national economy, with annual job losses not appearing until August 2008. While the U.S. economy lost approximately 3.6 million jobs in 2008 (a 2.6% decrease during the year), Texas added 93,500 jobs (a 0.9% increase from the end of 2007). Texas accounted for nearly 60% of job gains in the ten states that experienced employment growth in 2008.
RCG ranks cities in Texas including Austin, Dallas-Fort Worth, El Paso, Houston and San Antonio among the top metropolitan areas for job growth during the next five years. RCG expects the state of Texas to be a leader in job growth through 2010. The strength of the Texas economy has generated job growth in a number of industries, many of them in office-using employment sectors. The brisk recovery that RCG expects in Texas should fuel demand for office space going forward. There are several reasons for RCG’s positive outlook on Texas’ economic future:
•	Business-friendly environment. The relatively low cost of doing business in Texas, driven by a low corporate tax rate, attracts businesses from a diverse number of industries. There is no state personal income tax, allowing workers to retain a higher level of disposable income. Texas and its local governments provide generous financial incentive programs to attract companies in strategic industries, including a $295 million Texas Enterprise Fund and a $235 million Emerging Technology Fund. Only 4.5% of the labor force is unionized, versus 12.4% nationally, and recent tort reform measures have further contributed to the attractive business environment. Due in part to these business-friendly characteristics, the state of Texas contained more Fortune 500 headquarters than any other state, with 64 as of 2009, and RCG expects more companies to relocate to Texas in coming years due to its favorable business climate.

•	Diversified economy in strategic location. The Texas economy has diversified greatly during the past decade, and consequently, Texas is no longer as vulnerable to the cycles of the oil industry. Mining activity accounted for 4.7% of the gross state product in 2008, compared to 8.7% in 1997. A number of industries have been expanding in Texas, including high-tech, aerospace, defense, renewable energy, manufacturing and healthcare. Texas is also the top exporting state, with more than $192 billion exported in 2008, which represents a 14.2% increase from the volume exported in 2007. The national export volume increased by 11.8% during this period. Texas is home to the nation’s second-largest port (Port of Houston) and third-largest airport (Dallas/Fort Worth International Airport).

•	Positive jobs outlook. The unemployment rate in Texas stood at 8.2% in December 2009, compared with 10.0% nationally, according to the Bureau of Labor Statistics. Texas added 49,100 jobs in the fourth quarter of 2009, signaling a recovery in the state’s economy and contributing to a reduced
© 2010 Rosen Consulting Group, LLC

Largest 15 Employment Centers
Ranked by Projected Compound Annual Growth, 2010f-2014f

	Ann. Growth	CAGR
Metropolitan Area	2010f	2010f-2014f

Dallas-Fort Worth, TX	1.3%	1.9%
Washington, DC	1.4%	1.9%
Houston, TX	1.2%	1.8%
Phoenix, AZ	0.2%	1.8%
Seattle, WA	0.8%	1.6%
New York, NY	0.8%	1.4%
Boston, MA	0.6%	1.2%
Minneapolis, MN	0.6%	1.2%
Orange County, CA	0.5%	1.2%
Chicago, IL	0.2%	1.1%
Philadelphia, PA	0.4%	1.1%
San Francisco-Oakland, CA	0.4%	1.0%
Atlanta, GA	0.2%	1.0%
Los Angeles, CA	-0.2%	0.4%
Detroit, MI	-3.2%	-1.3%
Sources: BLS, RCG
unemployment rate. Total non-farm employment in Texas decreased by 2.6% between December 2008 and December 2009, as compared with a decline of 3.6% nationally. RCG forecasts that Texas will emerge from the recession earlier and stronger than most states. Of the 15 largest employment centers, Dallas-Fort Worth and Houston have the highest and third-highest employment growth rate forecasts for 2010 through 2014.

•	Favorable population growth. Texas has outpaced the national population growth rate every year since 1990, increasing at an average annual rate of 2.0% as compared to a national average growth rate of 1.1%. The total number of residents increased by more than 7.9 million or 47.5% from year-end 1989 to year-end 2009, almost twice the national population growth rate over the same period. In recent years, migration from other states has contributed greatly to population growth. According to the Census Bureau, Texas has ranked first among all 50 states in domestic net migration each year since 2005. From 2004 to 2009, net migration to Texas exceeded 695,000 people with more than 143,000 people moving to Texas in 2009.
•	Relatively stable housing market. Metropolitan areas in Texas did not experience the large increase in single family housing prices and supply recorded in many other cities around the country between 2004 and 2006. Consequently, Texas has not experienced the high rate of foreclosure or price depreciation observed in other states. Home sales increased in most major markets in Texas during the second half of 2009, with the months’ supply of homes falling to 6.3 months in December, from a recent high of 7.3 months posted in May, June and July of 2009. Six months of supply is considered equilibrium by RCG. Between December 2008 and December 2009, home sales increased 1.4%. RCG believes the single family housing market in Texas will rebound more quickly than the national average, contributing to a recovery in consumer spending and the overall economy.
Cities in Texas took the top five spots in Forbes’ Best Cities for Jobs 2009 ranking and four out of the top five spots in the Milken Institute’s 2009 Best Performing Cities ranking. According to the Federal Reserve’s Beige Book, the Texas regional economy showed more improvement in the last quarter of 2009 than the ten other regions included in the survey.
Dallas-Fort Worth Market Overview
Dallas-Fort Worth Regional Economy
The gross regional product of Dallas-Fort Worth was $380 billion in 2008, ranking it the sixth-largest metropolitan economy in the United States. The local economy benefits from the region’s consistent population growth and a diverse mix of industries including aerospace, manufacturing, telecommunications, finance, trade, energy and health services. The largest employment sector is trade, representing 16% of total employment, followed by professional and business services (15%), government (13%), and educational and health services (12%). The headquarters of 25 Fortune 500 companies, including Exxon Mobil, AT&T, Southwest Airlines, American Airlines, Texas Instruments and Kimberly-Clark, Comerica Bank, and Fluor are located in the Dallas-Fort Worth metropolitan area.
With an estimated 6.4 million people as of 2009, Dallas-Fort Worth is the fourth-largest metropolitan area in RCG’s market universe, and the largest metropolitan area in Texas. Dallas-Fort Worth boasts one of the nation’s fastest-growing populations. According to the latest Census estimates in 2009, the population in Texas grew 18.8% between 2000 and 2009 as compared to national population growth of 9.1% over the same period, ranking Texas as the sixth fastest growing state in the country during those nine years. RCG estimates that Dallas-Fort Worth will be a close second to Houston in terms of absolute population growth in 2009, adding more than 107,000
© 2010 Rosen Consulting Group, LLC

people during the year.
Dallas-Fort Worth is one of the most affordable markets among major metropolitan areas in the United States, as reflected by an ACCRA cost of living index of 92.1 in the fourth quarter of 2009 compared to a median of a 100, and a popular relocation choice for retirees. Although net migration is expected to slow in 2010, as job opportunities return, annual population growth is expected to recover from 2011 through 2014 at an average annual rate of 2.0%.
The unemployment rate in Dallas-Fort Worth was 8.3% in December 2009 as compared with the national unemployment rate of 10.0%.
We estimate that improved employment conditions should bring the rate down by year-end 2010. Dallas-Fort Worth employment should increase by 1.3% in 2010, before averaging 2.1% growth annually through 2014, bringing the unemployment rate down to the mid-5% range.
Dallas-Fort Worth Office Market
As of the fourth quarter of 2009, the Dallas-Fort Worth total office market comprised more than 201 million square feet, ranking it the fourth-largest office market in the United States. As with much of the Southwest region, the bulk of the office market is characterized as suburban, with nearly 20% located in the combined Dallas and Fort Worth Central Business District, or Dallas CBD, areas. The submarkets north of the Dallas CBD generally garner the highest rents and occupancy rates due primarily to these submarkets’ access to freeways and transportation links, significant amenities, upscale tenant space and the surrounding tenant mix.
While RCG believes that the overall Dallas-Fort Worth office market fundamentals will be soft in 2010 due to an increase in new supply delivered in 2008 and 2009, RCG’s medium- to long-term outlook is favorable. The construction pipeline is now at one of the lowest points since 2004 and new additions to the construction pipeline in 2010 are expected to be minimal. Some of this space is also built-to-suit, such that the amount of new leasable space available in the market is lower than construction figures imply. The Dallas CBD area, LBJ Freeway/Galleria and Central Expressway submarkets, did not record the increase in new construction of other submarkets. Additionally, there were no projects under construction in these submarkets as of the fourth quarter of 2009, which bodes well for properties located in these submarkets in the medium- to long-term.
Throughout the Dallas-Fort Worth office market, RCG forecasts the overall occupancy rate to decrease slightly to 76.7% in 2010 from 76.9% at year-end 2009, as new supply comes online and demand remains weak. However, with employment growth beginning in 2010 and the development pipeline rapidly diminishing, RCG expects office market fundamentals to improve from 2011 through 2014. By 2014, RCG predicts an occupancy rate of 78.1% and annual growth in overall asking rents of 3.6%, as an increase in demand and strong economic growth drive absorption activity.
Houston Market Overview
© 2010 Rosen Consulting Group, LLC

Houston Regional Economy
According to the Bureau of Labor Statistics, the Houston metropolitan area had a gross regional product of $403 billion in 2008, making it the fourth-largest metropolitan economy in the United States. The Houston economy is driven by the trade, health services, energy, petrochemical manufacturing and high-tech industries. In turn, these industries support employment in a diverse array of sectors throughout the economy, including professional and business services, financial activities, educational and health services, wholesale trade, natural resources and mining and construction. The aerospace industry also has a notable and growing presence in the area.
The market has diversified away from energy-related sectors in the past decade, fostering more stable economic conditions. Particularly, the health services industry has flourished on the growth of the Texas Medical Center, the world’s largest medical complex. Recent reports indicate that roughly 3,000 jobs are unfilled within the Texas Medical Center, and its continued expansion warrants the addition of 30,000 positions in the next four years.
According to the Census Bureau, the Houston metropolitan area had an estimated population of 5.8 million in 2009, ranking it the sixth-largest in the United States and the second-largest metropolitan area in Texas. Houston’s numerous amenities and low cost of living attract new residents at a steady pace, and Houston ranked second nationwide in the 2009 in ACCRA’s cost of living index, at 89.3, making it the most affordable place to live of the major Texas metropolitan areas. We estimate that in 2009, Houston recorded the largest population increase of all metropolitan areas, adding more than 109,000 people, or 1.9% year-over-year. Strong population growth helps support the regional economy, and should continue to do so for the foreseeable future. Population growth is expected to average 1.9% annually through 2014, driven by accelerating annual net migration figures.
The rate of job loss is slowing in Houston, signaling recovery for the metropolitan area. The unemployment rate stood at 8.8% in December 2009 compared with a national unemployment rate of 10.0%. RCG believes that the current downturn will be temporary. All employment sectors are expected to post gains again in 2010, and employment growth is projected to average 1.8% annually between 2010 and 2014, versus an average growth rate of 1.1% for national employment. over the same period. As Houston’s employment situation improves, the unemployment rate should decline to 6.1% by 2014, compared with 7.5% nationally.
Houston Office Market
As of the fourth quarter of 2009, the Houston office market comprised more than 164 million square feet      , ranking it the seventh-largest office market in the United States. As with Dallas-Fort Worth, the tenant mix and clustering, plus access to transportation, drive the relative attractiveness of Houston’s submarkets. Construction costs are slightly higher in Houston as compared with Dallas-Fort
© 2010 Rosen Consulting Group, LLC

Worth. Despite having similar market sizes, there is generally less construction activity in Houston, both because of higher costs and less available developable land. However, a predictable regulatory framework and a lack of formal zoning restrictions make development less onerous in Houston than in other supply-constrained markets. As of the fourth quarter of 2009, the bulk of space under construction was located in the Houston Central Business District, or Houston CBD, in buildings which already have signed anchor tenants.
Houston office market fundamentals have stabilized over the last decade. As the economy has grown more diverse, the Houston CBD office market fundamentals have generally followed overall employment trends. Strong rent growth trends dominated the market’s recent history, a reflection of strong economic growth during the same period. Houston’s total office market occupancy rate hit a cyclical high in 2007 at 87.9%. Since then, the consequences of the financial crisis, reduced oil prices and a slowdown in trade activity led to weaker demand, causing the overall occupancy rate to fall to 84.3% in the fourth quarter of 2009. However, Houston’s total office market nonetheless outpaced the national trend. The national office occupancy rate decreased by 5.1% during this time, while Houston’s decreased by 3.6%. Even with weaker demand, rental rates overall continued to increase in 2009, driven by heightened rents in the suburban market. During 2009, asking rents decreased by 0.8% in Houston, in contrast to double-digit rent declines on the national level. While RCG expects Houston’s overall office occupancy rate to decline to 84.0% in 2010, it should be noted that this remains above levels in 2003 and 2004, when the occupancy rate dropped below 80%.
RCG expects Houston’s recessionary period to be brief. The market should see recovery beginning in the next 12 months; and RCG expect rental rates to increase starting in 2010. A sharp pullback in new construction, plus increased employment growth, should fuel rapid improvement in office fundamentals through the forecast period. RCG expects the overall occupancy rate to increase to 85.6% in 2014. Overall rent growth is expected to average 1.9% between 2010 and 2014.
Chicago Market Overview
Chicago Regional Economy
As of December 2009, there were approximately 4.3 million people employed in the Chicago metropolitan area. According to the Census Bureau, Chicago’s Metropolitan Statistical Area’s, or MSA’s, gross domestic product in nominal dollars was more than $520 billion in 2008, making it the third-largest metropolitan economy in the nation. Several specific industries that are vital to the region’s economy include trade, representing 16% of total employment, professional and business services (16%), government (13%), manufacturing (9%) and financial activities (7%). Despite the area’s development into a professional and financial services-oriented economy, Chicago remains a dominant city in the nation’s manufacturing core and its geographic location and extensive transportation network allow the area to retain its place as a major transportation and distribution center.
With a total population of 9.6 million people, the Chicago metropolitan area is home to more than one-half of the total population of Illinois. The Chicago metropolitan area is anchored by the City of Chicago, which has a total population of approximately 2.8 million, making it the third-largest city in the United States. Recognized as a global financial center and the financial capital of the Midwest, the city serves as the headquarters for the Federal Reserve Bank of Chicago and eight Fortune 500 companies, including Boeing, UAL, Exelon and Integrys Energy Group.
As of December 2009, the Chicago metropolitan-area unemployment rate was 11.4% compared with the national unemployment rate of 10.0%. This represents a slight increase from the 11.0% unemployment rate that Chicago posted in June 2009; however, we expect the unemployment rate to reach 11.2% again in 2010. By 2014, RCG expects Chicago’s unemployment rate to drop to 8.8%.
© 2010 Rosen Consulting Group, LLC

Chicago Office Market
As of the fourth quarter of 2009, the Chicago office market comprised more than 215 million square feet, ranking it the third-largest office market in the nation. The majority of Chicago office space is located in Downtown Chicago. The retooling and streamlining of the nation’s largest financial institutions, all of which lease office space in the Chicago Central Business District, or Chicago CBD, has a measurable effect on employment levels in the financial sector. The restructuring in the investment banking industry had a major effect on the market, as investment banks account for more than three million square feet of leased space in the Chicago CBD, or approximately 3% of total office stock. Strong pre-leasing from companies in financial services and law firms justified the funding and construction of three buildings in the West Loop and River North downtown submarkets, which were delivered in the fourth quarter of 2009 . A majority of the recently completed 1.2 million square foot tower at 353 N. Clark was pre-leased with major tenants Jenner & Block LLP and Mesirow Stein, and half of the 800,000 square feet being added to 300 E. Randolph in the East Loop submarket is occupied by Blue Cross Blue Shield. The recently completed one million square-foot building at 155 N. Wacker is more than 70% occupied and includes major tenants Ernst & Young and law firm Skadden, Arps, Slate, Meagher & Flom LLP.
The suburban office market comprises nearly 95 million square feet of office space, divided among five major office submarkets. As of the fourth quarter of 2009,245,000 square feet of new office space were under construction and are scheduled for delivery in 2010. The level of suburban office construction activity has been moderate relative to the size of the market and level of construction during previous economic cycles.

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Phoenix Market Overview
Phoenix Regional Economy
In 2008, Phoenix’s gross regional product was $187 billion, ranking it 15th among U.S. metropolitan areas. Phoenix has typically been characterized by rapid population and employment growth. Despite the current downturn in the economy, annual employment growth in the Phoenix Metropolitan Statistical Area, or MSA, exceeded the national annual employment growth rate in all but five years since 1950. The Phoenix MSA was one of the fastest-growing areas in the nation during the past decade, with annual population growth ranging from 2.9% to 4.2% from 2000 to 2007, driven by high levels of net migration. Alongside a contraction in employment, however, population growth slowed to 2.8% in 2008 and 1.8% in 2009. RCG expects annual population growth of 1.9% in 2010, increasing to 2.5% by 2014, as the local economy rebounds and net migration gains momentum.
As a result of high population growth, housing and trade have become major pillars in Phoenix’s economy. The life sciences, consulting and high-tech industries also have a large presence in Phoenix and have been driving professional and business services sector employment. Intel, IBM, Google, Oracle and JDA Software Group all have a significant Phoenix presence. Phoenix benefits from an aerospace and defense presence, as well as a burgeoning semiconductor manufacturing industry that requires a number of research and development facilities and employs many science and technology workers. The local government is also working to attract solar technology companies to the area, in hopes of developing an alternative energy cluster. Despite a currently low level of demand in many of these industries because of low business confidence, RCG expects these industries will contribute to economic growth in the medium-to long-term.
A weak housing market and decreased consumer spending continued to drive employment declines in 2009, while Arizona’s weak fiscal situation caused the state and local governments to reduce payrolls. The unemployment rate in Phoenix was 8.4% in December 2009, compared to 10.0% nationally. RCG expects that the Phoenix unemployment rate peaked in 2009 at 8.4%, 160 basis points lower than RCG’s peak national unemployment prediction of 10.0% . Growth in the educational and health services sector, in particular, should contribute to very modest growth in 2010, before a full recovery begins in 2011. RCG expects rapid population growth and the expansion of innovative industry clusters, such as alternative energy, to drive Phoenix’s economic rebound in the latter part of the forecast period, resulting in total employment growth of 2.9% in 2014.
Phoenix Office Market
As of the fourth quarter of 2009, the greater Phoenix office market comprised more than 74 million square feet of space, with approximately 16 million square feet located in the Phoenix Central Business District, or Phoenix CBD, and nearly 59 million square feet located in the suburban market. During 2000-2009, the suburban market grew at a much faster rate than the Phoenix CBD, with many submarkets more than doubling in size since 2000. Tenants in the financial services, accounting and law industries tend to locate in downtown Phoenix, along with the corporate headquarters of many consumer goods companies. Tenants in the housing-related industries, as well as in healthcare and high-tech, tend to seek out suburban office space. As a result of their relative tenant mixes, RCG expects suburban market fundamentals to weaken to a greater extent than the Phoenix CBD’s during this downturn. Additionally, downtown Phoenix did not have the high level of deliveries that the suburban market posted in recent years, thus it is currently not oversupplied. There are, however, some large projects under construction in the Phoenix CBD.

© 2010 Rosen Consulting Group, LLC	8

Los Angeles Market Overview
Los Angeles Regional Economy
According to the Bureau of Economic Analysis, the gross domestic product of Los Angeles, Long Beach and Santa Ana was approximately $718 billion in 2008, ranking it the second-largest metropolitan economy in the United States and among the top 20 economies worldwide. Trade, tourism, media-related industries and information services are clustered in Los Angeles and vital to the regional economy. The trade sector, which includes wholesale and retail trade, is a major driver of the local economy, accounting for nearly 16% of all jobs. The entertainment industry is one of Los Angeles’s core economic strengths and one of the region’s most high-profile sectors. The information services sector is largely driven by media-related industries, including publishing and broadcasting, but the sector also includes telecommunications activities. The sector is 2.4 times more concentrated in Los Angeles than it is nationally, reflecting the large cluster of media and entertainment firms in the area.
Los Angeles is home to an estimated 9.9 million people and is the second-largest metropolitan area in the United States. As of 2008, 28.1% of the Los Angeles population 25 years or older had attained a bachelor’s degree or higher level of education. This highly educated metropolitan area is one of the world’s largest and most influential economies, with a variety of industries contributing to employment growth. However, the unemployment rate was 12.5% in December 2009 and has been at double-digit levels since January 2009 as payroll cuts across the area’s major industries accelerated during this time. RCG expects that the Los Angeles unemployment rate peaked at year-end 2009 and will slowly decline as prospects for job growth improve. We forecast positive job growth will resume in 2010 and then accelerate to the 1.0% range by 2014.
Los Angeles Office Market
As of the fourth quarter of 2009, the Los Angeles office market comprised more than 181 million square feet, ranking it the fifth-largest office market in the nation. Los Angeles’s overall occupancy rate decreased to 83.0% in the fourth quarter of 2009, compared

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to 87.4% at year-end 2008. Demand is expected to remain weak through 2010, with the occupancy rate declining to 82.4% by the fourth quarter of 2010. Average overall asking rents peaked in 2008 at $34.66 per square foot before declining by 6.9% from year-end 2008 to year-end 2009. Soft demand in 2010 should push rents down by an additional 1.9%. As the economy recovers and job growth accelerates beginning in 2011, increased tenant demand should push the occupancy rate up to 86.5% by 2014, and rents should grow at an average annual rate of 3.4% from 2011 through 2014, reaching a new peak of $35.74. Los Angeles’s overall office construction activity, averaged 1.7 million square feet delivered annually between 2007 and 2009, compared to construction of more than 2.6 million square feet delivered annually from 1999 through 2002. This lower level of

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construction activity should help the market recover more quickly than in previous recessions.
Submarkets Overview
Dallas-Fort Worth Metropolitan Area
For this study, in the Dallas-Fort Worth metropolitan area, RCG focused the Dallas Central Business District, or Dallas CBD, LBJ Freeway/Galleria and Central Expressway submarkets. As of the fourth quarter of 2009, the average asking rent for Class “A” office space in these submarkets as calculated for the purposes of this study was $21.38 per square foot. As of the fourth quarter of 2009, the average occupancy of Class “A” office space in these submarkets was 78.7%.
Dallas CBD Submarket
As of the fourth quarter of 2009, Dallas’s CBD market comprised approximately 32.6 million square feet of office space in 98 buildings, with Class “A” properties accounting for 22.6 million square feet in 24 buildings. The downtown Dallas office submarket benefits from a lack of developable land, which keeps new entrants to a minimum. Rental rates in the Dallas CBD submarket are typically more affordable than in the adjoining suburbs. The continued expansion of the Dallas Area Rapid Transit, or DART, system should continue to benefit tenants in the Dallas CBD, allowing commuters to avoid the area’s congested highways. Additionally, the development of condominiums and amenities that support downtown living in recent years, as well as the continued development of the Arts District, have attracted new residents to the submarket and raised the profile of the downtown area in recent years.
The Class “A” Dallas CBD occupancy rate decreased to 77.4% during the fourth quarter of 2009, from 77.5% at year-end 2008. RCG expects the occupancy rate to decrease through 2010, as companies delay relocation and expansion decisions. As hiring accelerates in 2011, the occupancy rate should begin to increase steadily through at least 2014. Weak demand has recently caused a decline in Class “A” asking rents, which fell 2.2% in 2009 to $21.12. The decline was much smaller than the national average, signaling the market’s relative attractiveness. We estimate that Class “A” rents will remain stable through 2010 or increase slightly. RCG predicts that as employment improves later in the forecast period resulting in higher demand, rents should post steady growth through 2011 and beyond. RCG predicts that as market conditions tighten, Class “A” rents will increase sharply by at least 4% in 2013, in response to stronger absorption trends. No construction activity is expected through the duration of the forecast period, which should prove to be positive for the market.
LBJ Freeway/Galleria Submarket
As of the fourth quarter of 2009, the Lyndon B. Johnson, or LBJ, Freeway/Galleria submarket comprised nearly 23 million square feet of office space in 170 buildings. Class “A” office space accounts for more than 9.2 million square feet in 27 buildings, accounting for roughly 40% of the submarkets office inventory. The submarket is north of Dallas-Fort Worth and contains part of both “Telecom Corridor” and the town of Richardson. The LBJ Freeway/Galleria submarket has excellent transportation links, with convenient access to Interstate 635 (LBJ Freeway), Interstate 35E, the North Dallas Tollway, and Highway 75. Additionally, it is near popular areas for executive housing and significant amenities. With much of the area already dedicated to commercial and residential uses, there is limited available land, providing a barrier to entry and development.
As depicted in the chart below, as of the fourth quarter of 2009, the LBJ Freeway/Galleria submarket recorded Class “A” occupancy of 77.4%, having declined from a recent high of 82.0% in 2007. The average Class “A” asking rent decreased by 0.1% year-to-date as of the fourth quarter of 2009 to $20.34, compared with a 5.5% decline

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in Class “A” rents nationally. No new buildings have been delivered to the LBJ Freeway/ Galleria submarket in at least five years. RCG expects that limited new construction coupled with a high rate of job growth in Dallas-Fort Worth should lead to an increasing occupancy rate and increasing rents in this submarket in the latter part of the forecast period and beyond.
Central Expressway Submarket
As of the fourth quarter of 2009, the Central Expressway submarket comprised 13.1 million square feet of office space in 108 buildings. Class “A” office accounts for nearly half of the total inventory, with 6.6 million square feet in 24 buildings. The submarket is near many affluent neighborhoods and is adjacent to the popular Uptown district, as well as the “Telecom Corridor” and Southern Methodist University. As depicted in the chart below, as of the fourth quarter of 2009, the Class “A” occupancy rate was 82.3%, up from 80.2% in the fourth quarter of 2008. In recent quarters, the Central Expressway submarket recorded occupancy rates that were higher than the suburban average, driven by its central location and limited new supply. As of the fourth quarter of 2009, there were no new projects under construction.
The weighted average Class “A” rental rate in the Central Expressway submarket stood at $23.00 as of the fourth quarter of 2009. RCG believes that its ideal location, diverse mix of tenants and limited new supply bode well for the future of this submarket. RCG predicts that the occupancy rate should increase alongside the suburban office market, likely at an accelerated pace due to barriers to entry. We predict rental rates should be relatively stable in the short-term and post modest growth in the medium-to long-term.
Chicago Metropolitan Area
For the purposes of this study in the Chicago metropolitan area, we focused on the North/Northwest Corridor and Central Loop submarkets. As of the fourth quarter of 2009, the average asking

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rent for Class “A” office space in these submarkets as calculated for this study was $29.80 per square foot. As of the fourth quarter of 2009, the average occupancy of Class “A” office space in these submarkets was 80.0%.
North/Northwest Corridor Submarkets
As of the fourth quarter of 2009, the North/Northwest Corridors submarkets comprised 446 buildings, totaling nearly 46 million square feet of office space. Cities within these submarkets include Arlington Heights, Schaumberg, Rolling Meadows, Mount Prospect and Hoffman Estates.
The preponderance of subprime mortgage industry participants in the North/Northwest Corridor during the recent housing boom resulted in the submarket’s accelerated decline relative to other submarkets. As depicted in the chart below, overall occupancy dropped to 74.4% in the fourth quarter of 2009 from a peak of 81.1% in 2007. Weak demand caused landlords to lower asking rents. During 2009, the weighted average Class “A” asking rent declined by 2.4% to $24.94 per square foot, after rising 10.6% during 2008. The Class “A” occupancy rate stood at 73.6% during the fourth quarter. RCG believes these developments make office space in the North/ Northwest Corridor attractive for expanding firms in the near term. As new development has been relatively moderate in the past few years and only 160,000 square feet are currently under construction, RCG believes that the submarket should recover more quickly than it in the 1990s.
Central Loop Submarket
The Central Loop office submarket is the largest submarket in the Downtown Chicago area. As of the fourth quarter of 2009, this submarket comprised 87 buildings, totaling 45 million square feet of office space, and made up 37.8% of all office space in Downtown Chicago. As depicted in the charts below, through the fourth quarter of 2009, the overall occupancy rate in the submarket decreased to 85.1% from 86.9% in 2008. The occupancy rate for Class “A” office space stood at 89.5% as of the fourth quarter of 2009. During this same period, the Class “A” office lease rate declined to $37.08 per square foot, a 4.8% decrease from year-end 2008. As of the fourth

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quarter, there were no office projects currently under construction. With its concentration of older office buildings, the Central Loop submarket is primarily driven by traditional office tenants in the financial and legal industries. Recently, these tenants began relocating to newer office properties in the West Loop submarket and downsizing as a result of the financial crisis. Unlike the West Loop submarket, space constraints limit new office construction in the Central Loop.
Houston Metropolitan Area
For the purpose of this study in the Houston metropolitan area, we focused on the Houston Central Business District (CBD), Katy Freeway, West Loop/Galleria, Midtown and Greenspoint submarkets. As of the fourth quarter of 2009, the average asking rent for Class “A” office space in these submarkets for this study was $27.84 per square foot. As of the fourth quarter of 2009, the average occupancy of Class “A” office space in these submarkets was 84.7%.
Houston CBD Submarket
As of the fourth quarter of 2009, the Houston CBD submarket comprised roughly 41.3 million square feet of office space            in 91 buildings. Class “A” office space makes up a majority of the market, accounting for 27.8 million square feet in 28 buildings. Bordered by Interstate 10, the Buffalo Bayou, Interstate 45, and Highway 59, Houston’s downtown is centrally located and easily accessible by several modes of transportation, including the Houston METRORail system. RCG believes these qualities should benefit properties located in downtown Houston through the long-term.
Downtown market fundamentals remained relatively stable during 2009. The Class “A” occupancy rate decreased to 91.9% in the fourth quarter of 2009 from 92.0% in the fourth quarter of 2008. Class “A” asking rents decreased by 3.8% to $35.54 per square foot during the same period, after increasing by 4.3% in 2008. RCG expects that the effects of reduced demand for space will cause weakening fundamentals through 2010. As a result of these trends, RCG expects Class “A” asking rents to fall through 2011 before rent growth resumes in 2012 and accelerates into the future. Between 2012 and 2014, RCG expects a lack of new deliveries and rapid job growth in office-using employment sectors should drive improvement in Houston CBD market fundamentals.
Katy Freeway Submarket
As of the fourth quarter of 2009, the Katy Freeway submarket comprised 212 office buildings for a total of 22.5 million square feet of space. Class “A” office space accounts for 11.6 million square feet in 48 buildings. The submarket is often referred to as the “energy corridor” because of the high concentration of oil company headquarters and mining and exploration firms leasing space. Due to this concentration, we expect this submarket to benefit disproportionately relative to other submarkets when the energy industry rebounds alongside global economic expansion.
The Katy Freeway submarket’s Class “A” occupancy peaked at 94.9% in 2008. As depicted in the chart below, Class “A” occupancy

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had decreased to 77.0% as of the fourth quarter of 2009, due to a recent increase in supply and a slowdown in the energy industry. Construction activity was elevated during the past three years, as developers looked to capitalize on strong demand and the newly expanded freeway. Landlords lowered Class “A” asking rents in 2008 by 1.4%, but then they raised them in 2009 by 2.1% to $28.26. With no projects in the pipeline, RCG believes there could be a significant increase in the asking rents in the forecast period as market conditions tighten and demand in the energy industry resurges.
West Loop/Galleria Submarket
As of the fourth quarter of 2009, the West Loop/Galleria submarket comprised approximately 22.2 million square feet of office space in 100 buildings. Class “A” office space totaled 16.3 million square feet in 41 buildings. This submarket benefits from its access to transportation links and its close proximity to downtown Houston which provides easy access for the tenants, clients, vendors and employees. It borders the Midtown and Westheimer/Gessner submarkets.
The West Loop/Galleria submarket’s Class “A” occupancy rate hit a high of 92.6% in 2008. Decreased demand for space as a result of the recession caused occupancy to fall to 89.1% as of the fourth quarter of 2009. During 2009, the weighted-average Class “A” gross rental rate declined by 10.1%, but still ranked among the top Houston submarkets. In the fourth quarter of 2009, the Class “A” average asking rent was $28.91 in the West Loop. RCG expects the West Loop/Galleria submarket to recover alongside the Houston economy as job growth contributes to increasing occupancy.
Midtown Submarket
As of the fourth quarter of 2009, the Midtown submarket comprised 6.1 million square feet of office space in 82 buildings. Of this, Class “A” office space accounted for 1.6 million square feet in four buildings. Midtown benefits from its proximity to downtown Houston, Rice University and the Texas Medical Center, which should

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drive employment growth going forward. Additionally, the Midtown submarket has excellent transportation access with Interstate 45, Highway 59 and Highway 90 on its boundaries.
The Class “A” occupancy rate in Midtown decreased to 76.6% in the fourth quarter of 2009 from 87.5% in the fourth quarter of 2008 as large blocks of space were vacated. Because of the submarket’s small size, statistics are fairly volatile and, as a result, the occupancy rate could increase sharply should a large tenant enter the market. As of the fourth quarter of 2009, asking rents for Class “A” space surged 41.3% to $34.16. There were no buildings under construction due largely to a lack of available land. RCG believes this barrier to entry should benefit the Midtown submarket in the long-term.
RCG believes that a central location and proximity to centers of healthcare employment will drive demand for space in Midtown during Houston’s economic recovery. RCG expects tight market conditions to lead to a significant rent increase in the latter part of the forecast, when job growth is forecast to accelerate.
Greenspoint Submarket
As of the fourth quarter of 2009, the Greenspoint submarket comprised approximately 9.4 million square feet in 75 buildings, of which Class “A” space accounted for 4.1 million square feet in 16 buildings. This submarket includes the Houston Intercontinental Airport, as well as access to major highways such as the Sam Houston Tollway, Highway 548, Interstate 45 and Highway 59. A large portion of the area’s tenants are in the energy industry, with Exxon Mobil alone occupying approximately two million square feet.
The Greenspoint submarket continued to post a high occupancy rate relative to other submarkets, despite declining in recent quarters. As depicted in the chart below, the Class “A” occupancy rate dropped to 92.8% in the fourth quarter of 2009 from 93.8% in the fourth quarter of 2008. Class “A” asking rents declined by 2.6% during this time to $19.24 per square foot. There were no projects under construction in the Greenspoint submarket as of the fourth quarter of 2009. RCG expects that limited new supply, coupled with excellent transportation links will benefit the Greenspoint submarket through the long-term.
Phoenix Metropolitan Area
For the purpose of this study, we focused on the Phoenix Central Business District, or Phoenix CBD. As of the fourth quarter of 2009, the average asking rent for Class “A” space in this submarket was $27.39 per square foot. As of the fourth quarter of 2009, the average occupancy of Class “A” space in this submarket was 85.4%.
Phoenix CBD Submarket
The downtown Phoenix office market has been overshadowed in recent years by premier suburban markets like Scottsdale and Camelback Corridor. However, investment in light rail lines and a central station, coupled with ongoing redevelopment efforts are

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reestablishing Phoenix’s downtown core as the area’s center of commerce. Additionally, the Phoenix CBD submarket has greater barriers to entry and did not experience the building boom of the suburban market. However, two buildings are under construction in downtown Phoenix that will cumulatively bring more than one million square feet to market in 2010. This new supply poses risks, the greatest risk being to the Phoenix CBD office market in the near term; however, RCG believes that accelerating job growth should allow a brisk recovery in the latter part of the forecast period.
The downtown Phoenix office market weakened during 2009. As depicted in the charts below, as of the fourth quarter of 2009, the occupancy rate for Class “A” office space in the Phoenix CBD submarket had declined to 85.4% from 88.3% at year-end 2008. Over the same period, and occupancy for all classes of office real estate had declined to 82.0% from 86.6% at year-end 2008. During this time, Class “A” asking rents declined by 5.4% after increasing by 4.2% in 2008. RCG predicts that the occupancy rate will fall through 2010 while asking rents decline further. RCG predicts a recovering economy will drive improvement in downtown office fundamentals from 2011 to 2014, when the occupancy rate for all classes should exceed 82% and annual rent growth should surpass 3.0%. We predict growth in the technology, life sciences and renewable energy industries, in particular, should fuel this improvement.
Los Angeles Metropolitan Area
For the purpose of this study, we focused on the LA North / San Fernando Valley submarket. As of the fourth quarter of 2009, the average Class “A” asking rent in this submarket was $30.58 per square foot and the average occupancy of Class “A” space was 80.3%.
LA North/San Fernando Valley
The LA North / San Fernando Valley submarket is located northwest of downtown Los Angeles. As of the fourth quarter of 2009, this submarket contained 398 buildings comprising more than 30 million square feet of office space. Class “A” space accounts for 18.8 million square feet. Cities within the submarket include Woodland Hills, Encino, Sherman Oaks and Westlake Village. Key industries driving the demand for space include aerospace, biotech, professional and business services, entertainment, health services, manufacturing, and wholesale trade.
The LA North / San Fernando Valley overall office market occupancy rate was 81.5% as of the fourth quarter of 2009. The Class “A” occupancy rate was 80.3%. RCG believes a lack of construction between 2010 and 2012 should benefit the market in the mid- to long-term, supporting an increase in occupancy into 2013 and beyond. Following a drop in average lease rates through 2010, we forecast a return to positive annual rent growth by 2012 through 2014 as the demand for office space rebounds.

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Appendix
For the purposes of this report, we also furnished Class A rent and occupancy for certain submarkets for the periods in which the client either acquired or disposed of an asset. The following table summarizes this data:
Selected Submarket Data

	Period	Class “A”	Class “A”
Submarket	(Quarter)	Rental Rate	Occupancy Rate

West Los Angeles	4Q03	$33.60	80.3%
West Los Angeles	2Q06	$35.92	89.3%
Chicago Central Loop	4Q06	$32.12	89.9%
Dallas CBD	1Q07	$20.96	77.5%
Source: RCG